PHILLIPS-VAN HEUSEN
CORPORATION



ANNUAL REPORT
2002

PVH Acquires Calvin Klein



PVH ANNUAL REPORT 2002

Contents


04


12


14


UNITED STAT

Financial
Highlights

Total Revenues (in millions of dollars)



02
1,405
01
1,432
00
1,456
1,000
1,100
1,200
1,300
1,400
1,500
1,600

Diluted Net Income Per Share (in dollars)



02
1.08
01
0.86
00
1.10
.00
.20
.40
.60
.80
1.00
1.20

Financial Highlights (in thousands, except per share)

	2002	2001	2000
Total Revenues	$1,404,973	$1,431,892	$1,455,548
Net Income	30,437	24,120	30,100
Diluted Net Income Per Share	1.08	0.86	1.10

Note: 2001 excludes pre-tax restructuring and other charges of $21,000. Including such amount, net income and diluted net income per share was $10,680 and $0.38, respectively, in 2001.

Core Businesses: Rising To The Challenges

Our performance in 2002 underscored the strength of our business plan. Certainly, the power of the value proposition we offer to the consumer and the ongoing appeal and reach of our brands were amply demonstrated. The diversity and quality of our products, the range of categories they cover, and the multiple channels of distribution and price points we employ all proved to be major advantages for us. In addition, the operational infrastructure we have in place to administer, produce and distribute our goods had its effect. This efficient and flexible system allowed us to efficiently manage inventories during the course of the year. The result was improved margins that produced significant cash flow.

We ended the year with $117 million in cash, up from $44 million at year-end 2001. Progress was achieved in each of our core business segments, providing us with earnings growth for 2002 and positioning us for further advances in 2003 and beyond.

Dress Shirts – In 2002, we maintained and built upon our position as the world's largest marketer of dress shirts. Although sluggish demand in the dress shirt market continued in 2002, we benefited mightily from the stature of our brands. Van Heusen remained the best-selling dress shirt in the United States, and Geoffrey Beene continued as America's best-selling designer dress shirt. With the Arrow brand reasserting itself in value department stores, and DKNY, Izod and Kenneth Cole adding to our designer and brand mix, our leadership and market share in the dress shirt area continue as a real strength for our company. In August, we announced that we had entered into a licensing agreement with Calvin Klein for the manufacture and distribution of dress shirts under the brand name cK Calvin Klein. The first product under the agreement hit North American specialty and department stores in the fall of 2002. The extraordinary success of the launch was a significant validation of the power of this great lifestyle brand.

Sportswear – The strength of the Izod and Van Heusen sportswear brands continues to make tremendous contributions to our apparel business. Izod – with its modern styling and consumer-friendly price point between private label and designer – has won prominent positioning on the main floors of department stores across the country. Today it stands among the world's leading apparel brands. Van Heusen has carved a place for itself with its more traditional styling to become one of the best-selling sportswear brands on the main floor in America's department stores. We are very well positioned to build upon this strong foundation, as we extend our Izod brand dramatically in 2003. In November, we announced an agreement with Kellwood Company to design, market and produce a women's sportswear brand under the Izod label. The new collection will launch in better department stores during the 2003 holiday season.

Footwear – Although a weak back-to-school selling season and unseasonably warm weather during the fall hurt sales, we were able to maintain margins and improve overall profitability in our footwear group. We remain confident that our footwear management team is on the right track. In particular, new product development under our Bass brand has been very successful, and we are hopeful that consumers will respond well to these line extensions as the retail footwear industry recovers. In further support of Bass, we have substantially increased advertising for the brand with a new national print campaign. Another successful 2002 initiative was a limited foray into the production and distribution of Izod footwear. We look forward to measuring the success of this experiment.

"The acquisition of Calvin Klein will transform our company,

Calvin Klein Acquisition:
A Transforming Transaction

In December, we announced our acquisition of Calvin Klein. In February, subsequent to year end, we successfully closed the transaction, adding one of the world's foremost lifestyle brands and businesses to the Phillips-Van Heusen family. We believe this event to be one of the most important moments in our company's history. We have acquired a solid existing business that will make a contribution to your company's growth in 2004 and a brand that has incredible growth potential worldwide in the longer term. Just as importantly, we have retained the heart and soul of the Calvin Klein team. Mr. Klein continues his role as the design inspiration for the company. Tom Murry, president of Calvin Klein, remains as president and chief operating officer of a separate operating unit that includes CKI's existing design, merchandising and advertising teams.

From an earnings perspective, the acquisition will be somewhat dilutive in 2003, but we believe it will make a positive contribution to our profits beginning in



It was a tough period – for the global economy, for the retail industry, for consumer spending and for the capital markets. Yet your company performed well in this difficult environment, a testament to the validity of our corporate strategy of brand, product and channel of distribution diversification.

There were highlights on many fronts. Earnings for the year exceeded our initial expectations. We forged important new licensing agreements. Our debt position improved. We secured a new bank facility. And, as the year ended, we announced the acquisition of Calvin Klein, a step that we believe will transform our company, providing an engine that will drive our growth for years to come.

PVH

to our fellow shareholders

We live today in challenging and uncertain times. Every day it seems our fundamental beliefs and core values are tested against unanticipated events and difficult circumstances. And while we cannot always foresee the conditions we find ourselves confronting, we are best prepared if we stay committed to the sound principles and deliberate approach we have established to guide our enterprise. The year 2002 was a case in point.

We look forward to facing the coming months and years with the same spirit of teamwork and cooperation, especially as the people of Calvin Klein join with us to begin a new chapter in our company's history. We have much to accomplish, and we know the business climate continues to pose challenges and uncertainties. We are confident that our abilities, resources, talent and values will hold us in good stead going forward.

Bruce J. Klatsky

Bruce J. Klatsky
Chairman and Chief Executive Officer

Mark Weber

Mark Weber
President and Chief Operating Officer



2004. With the Calvin Klein brand as a primary driver, we expect EPS for 2004 and beyond to grow at an annual rate of 15-20 percent.

We have wasted no time in moving aggressively with our ambitious initial plans for the brand, which include the launch of better men's and women's sportswear businesses under the Calvin Klein name in the fall of 2004. We anticipate that these lines will have a tremendous impact on their respective segments when they hit the stores and will contribute substantially to our revenues, driving our company's top-line growth to new levels. Internationally, we are exploring global expansion of the Calvin Klein retail stores and will also look to take advantage of opportunities in markets in Europe and Asia where awareness of the brand is high but distribution of product has lagged.

The Calvin Klein transaction was the culmination of more than two years of discussions with Calvin Klein himself and his business partner Barry Schwartz. We were not alone in the industry in the pursuit of a Calvin Klein deal. Among competitors for the brand was at least one company that was many times our size in terms of market capitalization and financial resources. Yet we prevailed, based largely I believe on our persistence, the reputation of our management team, our track record in maximizing the value of our brands, and our understanding and appreciation for the Calvin Klein brand and its tremendous potential.

As Calvin Klein himself said when the transaction closed in February 2003, under the Phillips-Van Heusen umbrella, we "will see the full realization of the value of the Calvin Klein business and brand on a global scale." For those who follow the consumer products industry and recognize the power of the Calvin Klein brand, that statement reflects the huge implications this deal will have.

Corporate Responsibility: Now More Than Ever

Last year in our Annual Report, we expressed the opinion that the events of September 11, 2001 would change our lives forever. The world we face today reflects that reality. Yet now more than ever we are convinced that business can be a force for good in the world, bringing jobs, dignity and commerce to every part of the globe.

Accordingly, Phillips-Van Heusen is committed to helping our associates reach their fullest potential, improving the lives of those who produce our products, and being active in all the communities in which we operate. Phillips-Van Heusen as a company embraces these responsibilities around the world, adhering to the highest moral, ethical and legal standards in the conduct of its business. This commitment is absolute and extends to our suppliers, contractors and business partners.

We are very proud that so many of our associates and businesses give their time, energy and enthusiasm in philanthropic and civic activities that improve their communities. We actively encourage and support these efforts, and hope you will take a moment to read the feature in this Annual Report that details these fine examples of corporate responsibility in action.

Increasingly, our brands and our markets are global, and if we are to continue to grow and prosper, they must become even more so. Phillips-Van Heusen, along with many other companies, today has a real and abiding interest in a world in which more people enjoy and benefit from economic opportunity, human rights, freedom, tolerance, peace and stability. As we build the value of our company and pursue growth on behalf of our shareholders, we will continue to conduct our business in ways that we believe address and advance these human concerns.

providing an engine that will drive our growth for years to come."

The Key To A Successful Year: Teamwork

As we have pointed out, 2002 was in many ways a historic year for our company. As we look back on it, it occurs to us that we had a lot of help in achieving our goals. Emanuel Chirico, our chief financial officer, not only played a major role in the Calvin Klein acquisition, he also spearheaded our successful efforts to restructure our bank facility. This will provide us with $325 million in credit and a good deal of financial flexibility over the next five years. We are also grateful to APAX Partners, a private equity firm, which provided financing for the Calvin Klein transaction. All of our senior management team and many of their associates played critical roles in the analysis of the Calvin Klein transaction. They did this in addition to their already hectic and intense jobs of running their businesses in an extremely difficult environment. Our Board of Directors also had a very busy year and provided sage advice and guidance to management throughout the year as we considered this transforming transaction. And of course, thousands of colleagues around the world deserve thanks for their hard work and energy, which helped us perform well in a difficult year.

Corporate Strategy

Phillips-Van Heusen Corporation's business is comprised of three major product categories, with brand specific design and marketing teams, and dedicated sales forces, all of which are supported by a leveraged infrastructure.

Product Categories and % to Total 2002 Revenues



Dress Shirts
23%
of total 2002 revenues



Sportswear
51%
of total 2002 revenues



Footwear
and Related Products
26%
of total 2002 revenues

Leveraged Infrastructure

Centralized Sourcing, Advertising, Information Technology, Logistics and Warehousing & Distribution

Dress Shirt Group
- 7 Design and Marketing Teams by Brand
- 2 Dedicated Sales Teams

Sportswear Group
- 4 Design and Marketing Teams by Brand
- 3 Dedicated Sales Teams

Footwear Group
- Design, Sales and Marketing

Our Brands are sold in multiple channels of distribution at a broad range of retail price points

Brands by U.S. Distribution Channel

Before Calvin Klein acquistion | Added with Calvin Klein acquistion

	Dress Shirts	Sportswear	Footwear	Calvin Klein and cK Calvin Klein Products*
Premier Department Stores International Specialty Stores Concept Stores	Calvin Klein Collection cK Calvin Klein	Calvin Klein Collection		Collection Tailored Clothing & Evening Wear Jeans Footwear Belts, Ties & Bags Socks & Hosiery Jewelry & Watches Underwear Swimwear Eyewear & Sunwear Home, Bed & Bath Fragrance
Specialty Stores	DKNY Kenneth Cole Geoffrey Beene cK Calvin Klein	IZOD Club	Bass IZOD	
Department Stores	DKNY Kenneth Cole Geoffrey Beene IZOD Van Heusen cK Calvin Klein	Geoffrey Beene IZOD Van Heusen	Bass IZOD	
Value Department Stores	Arrow	Arrow		
Factory Outlet Stores	Geoffrey Beene Van Heusen	Geoffrey Beene IZOD Van Heusen	Bass	
Discount Stores	Private Label	Private Label	Private Label	

Segmentation by Retail Price Point

Before Calvin Klein acquistion | Added with Calvin Klein acquistion

Dress Shirts

$200 - 350	Calvin Klein Collection
$40 - 65	cK Calvin Klein DKNY Kenneth Cole
$30 - 40	Geoffrey Beene IZOD
$20 - 30	Van Heusen Arrow
$10 - 20	Private Label

Sportswear

$250+	Calvin Klein Collection
$40 - 60	IZOD Club
$30 - 40	Geoffrey Beene IZOD
$20 - 30	Van Heusen Arrow
$10 - 20	Private Label

Footwear

$250 - 500	Calvin Klein Collection
$65 - 100	Bass
$35 - 65	Bass IZOD
$25 - 35	Bass IZOD

Calvin Klein and cK Calvin Klein Products*

up to $9700	Home, Bed & Bath
up to $5000	Collection Tailored Clothing & Evening Wear
up to $3000	Bags/Leather Goods
up to $500	Jewelry & Watches Eyewear & Sunwear
up to $300	Swimwear Underwear
Avg. $45	Fragrance
up to $45	Socks, Hosiery Belts & Ties

... Somerset County Adult Day Care Center ... program at Hewitt School in NYC, Took part ... Volunteered with ... Donated ... Health Department ... Purchased ... supplies ... orphanage in Honduras ... Supported ... Day, Donated gifts ... Costa Rica, United Reach ... to Camp Sunshine in Maine, $100 ... Walked in NYC for the March of Dimes, Associates ... lunch, gave ... interviewing for workforce entry, Donated sportswear, furniture, fire extinguishers ... and $500 to their drama club, Benefit sponsor and breakfast host at home for ... Adams School, Held career clothing drive for women's shelter, Donated $2,000 and took part in ... drive, Provided ... County Rescue Mission, Worked with the Over the Rainbow organization for children ... Donated ... Active in National Volunteer Week, Donated $1,500 to research of a rare genetic disorder, Participated in ... Winter, Summer and Fall Special ... New Jersey, Donated equipment ... blackboard ... in Center for Grieving Children ... United Way Day of Caring ... Cure for Diabetes, Joined the Ergonomics ... Donated $658 to ... to the needy in Honduras, Provided ... Rode in American Lung Association ... MS Bike-a-thon ... clean a beach to raise funds for Community Chest, Hong Kong, Collected food and sorted at food banks, Assisted ... Center for Women and Their Families, Donated product and funds to the Ovarian Cancer Research Fund, $7,600 ... benefit AIDS, Jimmy Fund for cancer research ... Donated PC's ... Back to School ... children at a women's shelter ... sale raising ... school supplies for needy children ... Charity Foundation ... Somerset County ... Children's Cancer Program ... November ... for United Way, Collected items for troops in Afghanistan ... Donated a stove, furniture and office supplies ... Veterans for Social Justice ... mini-golf tournament for Ronald McDonald House ... Participated in ... Terry Fox Run ... innovative ... research, Helped create garden at ... Gave $5 each to wear jeans for one day for ... breast cancer ... Alzheimer's Memory Walk, Provided medical supplies to senior citizens home in Costa Rica ... Somerset ... Agency on Aging, Baked and ran sweet shop for United Way ... to Ozark Parks and ... Planted dune grass for the Clean Ocean Action ... with Special ... dress shirts to be worn by the Boys Choir of Harlem, Supplied ... with Breast Cancer Awareness materials, Participated ... candles for Cancer Community Center, Donated turkeys ... Purchased ... with funds to American Cancer Society, Provided ... NYC homeless shelters, Collected ... to give to food bank, Recycled printer cartridges to earn ... for National Colorectal Cancer Association ... blankets and more to Alabama tornado victims, Donated clothing to the Boys Home ... Children's Center, Donated shirts to Salvation Army for the homeless, Held ... sales ... for victims of domestic violence ... Public Library, Served meals and washed dishes at soup kitchens, 15 associates volunteer every month at school ... students, Working in ongoing community-based programs in Bangladesh ... Elizabeth Glaser Pediatric AIDS Foundation ... in Beijing due to serious sand storm, Affiliated with the National Hemophilia Foundation, Recycling computers and office equipment to charities, Providing blood donations on demand to Thalassemia Donor Club in Dhaka, Cleaning and landscaping for ARC, Support for the Coalition for the Homeless in New York, Involvement with Su Casa ...

Embracing Community Service

Nothing Makes Us Prouder.

At Phillips-Van Heusen Corporation, we are guided by the principle that success in business is dependent on putting human issues first - making a genuine contribution to improving the quality of life and upholding the basic rights of our associates, their families and the communities in which we operate.

With PVH providing encouragement and financial resources, our associates have genuinely embodied the PVH vision of community service. Some associates have embraced traditional activities and their outpouring of energy has overwhelmed us. Our associates have assisted national community service organizations such as the Ronald McDonald House and Habitat for Humanity, participated in AIDS walks, worked with the Special Olympics, served meals at soup kitchens and provided blankets to tornado victims. Our associates have gone beyond the traditional as well, carrying out ideas of their own to help those in need.

Activities were not limited to the United States. Our overseas associates have also personified the PVH spirit of community responsibility. Their contributions were wide-ranging in every sense and include donating school supplies in Honduras and medicine in Costa Rica, planting trees in Beijing and fighting blindness in Bangladesh.

We are proud of our associates and their accomplishments, but nothing makes us prouder than the strong ties they developed to the communities in which they work. Because many of these projects were planned and implemented by the associates themselves, their efforts and their impact were even more meaningful to all involved.


IZOD
PERFORMX
IZOD
PERFORMX
IZOD

The strength
of our
company is
the strength
of our

Brands




VANHEUSEN
SHIRTS AT NIGHT

VAN HEUSEN

SHIRTS BY DAY










IZOD
X.FG



IZOD

PERFORMX




IZOD


Bass
easy. american. style.








ARROW
DRESS SHIRTS • USA • 1851





ARROW

SPORTSWEAR • USA • 1851



GEOFFREY BEENE



DRESS SHIRTS







GEOFFREY BEENE

SPORTSWEAR





cK Calvin Klein dress shirts

DKNY

DRESS SHIRTS







KENNETH COLE
new york

DRESS SHIRTS



REACTION™

KENNETH COLE

DRESS SHIRTS

Financial Review

OVERVIEW

We manage and analyze our operating results in two business segments: (1) Apparel and (2) Footwear and Related Products. We derive revenues principally from marketing products to wholesale customers and in our own retail stores. Our fiscal years are based on the 52 to 53 week period ending on the Sunday closest to February 1, and are designated by the calendar year in which the fiscal year commences. Results for fiscal year 2002 represent the 52 weeks ended February 2, 2003. Results for fiscal year 2001 represent the 52 weeks ended February 3, 2002. Results for fiscal year 2000 represent the 53 weeks ended February 4, 2001.

The following table summarizes our results of operations in fiscal 2002, 2001 and 2000.

	Fiscal Year (in thousands, except percents)					
	2002		2001		2000	
Total revenues	$ 1,404,973	100.0%	$ 1,431,892	100.0%	$ 1,455,548	100.0%
Gross profit	531,230	37.8	506,230	35.4	505,372	34.7
Selling, general & administrative expenses	462,195	32.9	465,091	32.5	434,835	29.9
Earnings before interest and taxes	69,035	4.9	41,139	2.9	70,537	4.8
Interest expense, net	22,729	1.6	24,451	1.7	22,322	1.5
Income before taxes	46,306	3.3	16,688	1.2	48,215	3.3
Income tax expense	15,869	1.1	6,008	0.4	18,115	1.2
Net income	$ 30,437	2.2%	$ 10,680	0.8%	$ 30,100	2.1%

Fiscal 2002 presented a challenging economic climate. Total revenues for the first half of the year were below prior year levels, followed by a modest improvement in the second half, resulting in total revenues of $1.4 billion, down 2% compared with fiscal 2001. However, our ability to manage inventory efficiently in the face of this difficult environment allowed us to reduce markdowns, which resulted in a 240 basis point improvement in gross margin and a 68% increase in earnings before interest and taxes. Working capital management also provided significant cash flow benefits that, in addition to reducing net interest expense, enabled us to end the year with $117.1 million of cash, an increase of $73.5 million over the prior fiscal year.

Fiscal 2001 should be viewed as two distinct time periods. During the first half of fiscal 2001, total revenues and net income grew 10% and 84%, respectively, over the prior year principally driven by the financial performance of the Kenneth Cole dress shirt and the Arrow dress shirt and sportswear businesses. The licenses for those businesses were acquired in July 2000. Circumstances changed drastically after the tragic events of September 11th, which had a major negative impact on our business in the second half of the year causing full year revenues to be down 2% and net income to be down 65% after giving effect to the $13.4 million after tax charge ($21.0 million before tax) for restructuring described below. Despite this decline in sales, we ended fiscal 2001 with inventories 14% below the prior year level and positive cash flow of $23.4 million.

In the fourth quarter of fiscal 2001, in response to the changing economic climate and the gradual elimination, over the next few years, of import quotas on apparel in most countries from which we source our products, we made a decision to effect certain staff reductions, exit three Central American dress shirt manufacturing facilities and liquidate certain related dress shirt inventories. As a result, we recorded a $21.0 million charge, which included $15.6 million related to closing the manufacturing facilities and staff reductions in the first quarter of fiscal 2002 and $5.4 million related to the liquidation of related dress shirt inventories. We believe these actions have resulted in greater efficiency and flexibility in our sourcing and lower cost of goods.

ACQUISITION OF CALVIN KLEIN

On February 12, 2003, we acquired Calvin Klein, Inc. and certain related companies. The total net consideration paid was $438.0 million, subject to post closing adjustments, and was comprised of $408.0 million in net cash and $30.0 million of our common stock. In addition, as part of the purchase price and in consideration for Mr. Klein's sale to us of all of his rights under a design services letter agreement with Calvin Klein, Mr. Klein received a warrant to purchase 320,000 shares of our common stock at $28 per share and will receive contingent purchase price payments based on the worldwide net sales of products bearing any of the Calvin Klein brands for a period of 15 years. Such contingent purchase price payments will be charged to goodwill and intangible assets. The cash portion of the consideration was financed by the issuance of $250.0 million of our Series B convertible preferred stock to affiliates of Apax Managers, Inc. and Apax Partners Europe Managers Limited (the "Apax affiliates"), the borrowing of $100.0 million of a $125.0 million secured term loan from the Apax affiliates and with a portion of our available cash. The additional $25.0 million of the term loan was drawn down on March 14, 2003. The Series B convertible preferred stock is convertible into common stock at a current conversion price of $14 per share and carries an 8% dividend, payable in cash. If we elect not to pay a cash dividend for any quarter, then the Series B convertible preferred stock will be treated for purposes of the payment of future dividends and upon conversion, redemption or liquidation as if an in-kind dividend had been paid.

As a result of the acquisition, we will generate a substantially greater level of royalty, design and similar fees which are expected to be reported separately as a component of total revenues. Royalty, design and similar fees, which generate higher margins, are expected to have a positive impact on our reported operating margins when compared with historical levels.

RESULTS OF OPERATIONS

As noted above, in fiscal 2001, we incurred a $21.0 million charge for restructuring and other costs, of which the Apparel segment incurred $19.0 million and the Footwear and Related Products segment incurred $2.0 million. The following discussion of financial performance separately identifies these costs. We believe that presenting the comparisons in this manner is a more meaningful presentation as it more appropriately reflects the results of our on-going operations and relative performance.

APPAREL

The following table summarizes the operating results of our Apparel segment in fiscal 2002, 2001 and 2000.

	Fiscal Year (in thousands, except percents)					
	2002		2001		2000	
Total revenues	$ 1,042,855	100.0%	$ 1,061,412	100.0%	$ 1,071,029	100.0%
Gross profit	376,091	36.1	347,377	32.7	350,943	32.8
Selling, general & administrative expenses	302,784	29.0	302,387	28.5	276,008	25.8
Operating income	$ 73,307	7.0%	$ 44,990	4.2%	$ 74,935	7.0%

NOTE: This table includes the $19.0 million portion of the restructuring charge incurred by the Apparel segment in fiscal 2001, of which $5.4 million was charged to gross profit and $13.6 million was charged to selling, general and administrative expenses. Without taking into account the restructuring charge, gross margin in fiscal 2001 was 33.2%, selling, general and administrative expenses as a percentage of total revenues was 27.2% and operating margin was 6.0%.

Revenues in both fiscal 2002 and 2001 were adversely affected by a very weak apparel environment, particularly in dress shirts, compared with a strong selling environment in fiscal 2000. The decrease in fiscal 2002 was also the result of a reduction in promotional and close-out dress shirt sales used to liquidate excess inventory during fiscal 2001. Adjusting for the 53rd week in fiscal 2000, apparel sales increased by 1.0% in fiscal 2001.

Gross margin increased 290 basis points in fiscal 2002 to 36.1%, from 33.2% in fiscal 2001 and 32.8% in fiscal 2000. The gross margin in fiscal 2001 of 33.2% excludes a $5.4 million portion of the charge for restructuring and other costs, which reduced fiscal 2001 gross margin to 32.7%. The improvement in gross margin in fiscal 2002 resulted from the cost benefits realized from the closure, at the beginning of the year, of our three Central American dress shirt manufacturing facilities, as well as the higher level of regular price selling experienced during the year. Aggressive inventory management during fiscal 2001 enabled us to manage through a weak sales environment at both wholesale and in our retail stores and resulted in an increase in gross margin to 33.2% compared with 32.8% in fiscal 2000.

Our selling, general and administrative expenses as a percentage of total revenues were 29.0% in fiscal 2002, compared with 27.2% in fiscal 2001 and 25.8% in fiscal 2000. Such expenses in fiscal 2001 exclude a $13.6 million portion of the charge for restructuring and other costs, which increased fiscal 2001 selling, general and administrative expenses to 28.5% of total revenues. The increase in these expenses as a percentage of total revenues over the last two fiscal years is due to higher payroll, incentive compensation, medical and other employee benefit expenses coupled with the lack of offsetting sales growth over the period.

Operating income was $73.3 million in fiscal 2002, up from $64.0 million in fiscal 2001, excluding the charge for restructuring and other costs of $19.0 million incurred by this segment. This compares with $74.9 million in fiscal 2000. The significant improvement in gross profit in fiscal 2002 offset the decline in revenues and resulted in a 14.6% improvement in operating income. Our operating income margin increased to 7.0% in fiscal 2002 from 6.0% in fiscal 2001, excluding the charge for restructuring and other costs, which reduced operating income margin to 4.2%. Our operating income margin was 7.0% in fiscal 2000.

FOOTWEAR AND RELATED PRODUCTS

The following table summarizes the operating results of our Footwear and Related Products segment in fiscal 2002, 2001 and 2000.

	Fiscal Year (in thousands, except percents)					
	2002		2001		2000	
Total revenues	$ 362,118	100.0%	$ 370,480	100.0%	$ 384,519	100.0%
Gross profit	155,139	42.8	158,853	42.9	150,570	39.2
Selling, general & administrative expenses	133,932	37.0	139,328	37.6	132,817	34.6
Operating income	$ 21,207	5.9%	$ 19,525	5.3%	$ 17,753	4.6%

NOTE: This table includes the $2.0 million portion of the restructuring charge incurred by the Footwear and Related Products segment in fiscal 2001. Without taking into account the restructuring charge, in fiscal 2001 selling, general and administrative expenses as a percentage of total revenues was 37.1% and operating margin was 5.8%.

The decline in revenues in fiscal 2002 resulted from a weak back-to-school season and a sluggish holiday season, particularly in our own retail stores, which were partially offset by increases in revenues in the first half of the year. The fiscal 2001 decline in revenues was principally attributable to the soft retail environment in the second half of the year, exacerbated by the events of September 11th, which negatively impacted both our wholesale and retail store sales.

Gross margin remained relatively flat in fiscal 2002 at 42.8% and 42.9% in fiscal 2001, compared with 39.2% in fiscal 2000. The increase in fiscal 2001 was a result of improved merchandising strategies, which resulted in reduced levels of promotional selling from the prior year.

Selling, general and administrative expenses as a percentage of total revenues were 37.0% in fiscal 2002, compared with 37.1% in fiscal 2001 and 34.6% in fiscal 2000. The fiscal 2001 expenses exclude the $2.0 million portion of the charge for restructuring and other costs incurred by the segment, which increased fiscal 2001 selling, general and administrative expenses to 37.6% of total revenues. The increase in these expenses as a percentage of total revenues in fiscal 2001 was a result of higher payroll, medical and other employee benefit expenses coupled with a lack of offsetting sales growth over the period.

Operating income was $21.2 million in fiscal 2002, compared with $21.5 million in fiscal 2001, before the $2.0 million portion of the charge for restructuring and other costs incurred by the segment. This compares with $17.8 million in fiscal 2000. Our operating income margins were 5.9% in fiscal 2002 and 5.8% in fiscal 2001, before the charge for restructuring and other costs, which reduced operating income margin in fiscal 2001 to 5.3%. Our operating income margin was 4.6% in fiscal 2000.

CORPORATE EXPENSES

Corporate expenses were $25.5 million in fiscal 2002, $23.4 million in fiscal 2001 and $22.2 million in fiscal 2000. The increase in both years resulted principally from an increase in certain logistical and information technology expenses. We continue to make investments in information technology and back-office logistics in order to improve our supply chain management, which we believe enables us to better manage our inventories.

INTEREST EXPENSE

Net interest expense in fiscal 2002 was $22.7 million, compared with $24.5 million in fiscal 2001 and $22.3 million in fiscal 2000. The reduction in fiscal 2002 was the result of higher cash balances due to the significant positive cash flow generated during the year. The increase in fiscal 2001 resulted from funding the acquisition of the Arrow and Kenneth Cole licenses in July 2000, as well as the acquisition at the end of fiscal 2000 of the Van Heusen trademark in parts of the world where we did not previously own the trademark.

INCOME TAXES

Our income tax expense rate was 34.3% in fiscal 2002, compared with 36.0% in fiscal 2001 and 37.6% in fiscal 2000. The reduction in the tax rate over the prior two years reflects various tax saving strategies which generated certain federal and state income tax credits.

LIQUIDITY AND CAPITAL RESOURCES

Our cash requirements are principally to fund growth in working capital, primarily accounts receivable and inventory to support increases in sales, and capital expenditures, including investments in information technology, warehousing and distribution and our retail stores. Historically, we have financed these requirements from internally generated cash flow or seasonal borrowings under our revolving credit facility.

Cash provided by our operating activities was $105.2 million in fiscal 2002, $63.7 million in fiscal 2001 and $35.4 million in fiscal 2000. The increase in fiscal 2002 was driven by the improvement in our net income, as well as our continued effective management of working capital, particularly receivables which benefited from strong year-end collections. The increase in cash flow from operations in fiscal 2001 compared with fiscal 2000 was the result of aggressive working capital management, particularly inventory. We currently anticipate that cash flow from operations will be lower in fiscal 2003 than the prior year, resulting in part from funding approximately $35.0 million to $40.0 million of costs associated with integrating and restructuring the Calvin Klein business. The balance of approximately $5.0 million to $10.0 million of cash restructuring expenses will occur in fiscal 2004.

Capital spending in fiscal 2002 was $29.5 million compared with $33.4 million in fiscal 2001 and $31.9 million in fiscal 2000. The reduction in spending in fiscal 2002 resulted from the level and timing of expenditures related to investments in information technology and warehousing and distribution. We currently anticipate capital spending in fiscal 2003 will approximate $33.0 million to $38.0 million, which we would expect to fund from our operating cash flow. We will also be making contingent purchase price payments to Mr. Klein as required under the acquisition agreement, based on a percentage of worldwide sales of products bearing any of the Calvin Klein brands. We estimate such payments will be approximately $20.0 million in fiscal 2003. We expect to fund these payments from internally generated operating cash flow and existing cash balances.

Total debt as a percentage of total capital was 47.8% at the end of fiscal 2002, compared with 48.4% and 48.1% at the end of fiscal 2001 and fiscal 2000, respectively. These percentages, net of cash, were 32.6%, 43.6% and 46.0% at the end of each of the last three fiscal years, respectively, reflecting our generation of significant amounts of cash flow in fiscal years 2002 and 2001.

In October 2002, we refinanced our $325.0 million revolving credit facility with a syndicate of lenders for a term of five years. The new facility was structured as an asset based loan and, as such, we are subject to fewer covenants than under our prior revolving credit facility. The new facility provides for revolving credit borrowings, as well as the issuance of letters of credit. Borrowing spreads and letters of credit fees are based on spreads above Eurodollar and other available interest rates, with the spreads changing based upon a pricing grid. For example, revolving credit spreads range from 175 to 275 basis points over Eurodollar loan rates and 100 to 200 basis points on outstanding letters of credit. The initial spreads and fees under the new facility were approximately 100 basis points higher than under the previous facility due to a much tighter lending



Emanuel Chirico Executive Vice President and Chief Financial Officer environment than existed at the time of entering into the prior facility. As of February 2, 2003, there were no revolving loans outstanding and $143.0 million in letters of credit outstanding.

In conjunction with the acquisition of Calvin Klein, Inc. and affiliated companies on February 12, 2003, we entered into a two-year, $125.0 million secured term loan agreement with the Apax affiliates.

We have entered into agreements that create contractual obligations and commercial commitments. These obligations and commitments will have an impact on future liquidity and the availability of capital resources. The tables set forth below present a summary of these obligations and commitments as of February 2, 2003.

Contractual Obligations

			Payments Due by Period (in thousands)		
Description	Total Obligations	Less Than One Year	One to Three Years	Four to Five Years	After Five Years
Long-term debt	$ 249,012				$ 249,012
Operating leases[1]	209,289	$ 59,894	$ 97,384	$ 24,534	27,477
Total contractual cash obligations	$ 458,301	$ 59,894	$ 97,384	$ 24,534	$ 276,489

[1] Includes store operating leases, which generally provide for payment of direct operating costs in addition to rent. These obligation amounts include future minimum lease payments and exclude such direct operating costs.

Commercial Commitments[1]

			Amount of Commitment Per Period (in thousands)		
Description	Total Obligations	Less Than One Year	One to Three Years	Four to Five Years	After Five Years
Trade letters of credit outstanding[2]	$ 137,813	$ 137,813			
Standby letters of credit[2]	5,202	5,202			
Raw material purchase guarantees[3]	4,500		$ 4,500		
Contingent purchase price payments[4]					
Total commercial commitments	$ 147,515	$ 143,015	$ 4,500		

[1] Excludes purchase orders for merchandise and supplies in the normal course of business, which are fulfilled (or expire if not fulfilled) within 12 months.

[2] Issued under our revolving credit facility. At February 2, 2003, there were no outstanding borrowings under this facility.

[3] Represents the maximum amount guaranteed for the purchase of raw materials by Productos Textiles, S.A. de C.V., one of our suppliers.

[4] Represents contingent purchase price payments to Mr. Klein. As part of the Calvin Klein acquisition purchase price, Mr. Klein will receive contingent purchase price payments for 15 years based on a percentage of total worldwide net sales of products bearing any of the Calvin Klein brands. Such payment would have been $20.1 million for fiscal 2002.

MARKET RISK

Financial instruments held by us include cash equivalents and long-term debt. Based upon the amount of cash equivalents held by us at February 2, 2003 and the average net amount of cash equivalents which we currently anticipate holding during fiscal 2003, we believe that a change of 100 basis points in interest rates would not have a material effect on our financial position. The note entitled "Long-Term Debt" in the notes to our consolidated financial statements outlines the principal amounts, interest rates, fair values and other terms required to evaluate the expected sensitivity of interest rate changes on the fair value of our fixed rate long-term debt.

SEASONALITY

Historically our business has been seasonal, with higher sales and income in the second half of the year which coincides with our two peak retail selling seasons. Our first peak selling season runs from the start of the back-to-school and fall selling season beginning in August and continues through September, and our second peak selling season is the Christmas selling season which begins on the weekend following Thanksgiving and continues through the week after Christmas.

Also contributing to the strength of the second half is the high volume of fall shipments to wholesale customers, which as a result of sales leverage generate more profit than spring shipments. Historically, the spring selling season at wholesale, with its lower sales volume, combines with similar retail seasonality to make the first quarter weaker than the other quarters. In the future, however, some of this historical seasonality is expected to be moderated, especially in the first quarter of the year. This is due to the impact of the substantial level of royalty, design and similar fee revenues from Calvin Klein, which tend to be earned more evenly throughout the year.

ADOPTION OF NEW ACCOUNTING STANDARD

In 2002, we adopted FASB Statement No. 142, "Goodwill and Other Intangible Assets." This standard requires that goodwill and other indefinitely lived intangible assets not be amortized, but instead be tested for impairment. The notes to our consolidated financial statements provide information regarding the impact that such amortization had on our net income and earnings per share in 2001 and 2000. During 2002, we completed the required transitional impairment tests. No impairment resulted from these tests.

ACCOUNTING POLICIES INVOLVING SIGNIFICANT ESTIMATES

Our financial statements are based on the selection and application of significant accounting policies, which require management to make significant estimates and assumptions. We believe that the following are the more critical judgmental areas in the application of our accounting policies that currently affect our financial condition and results of operations:

Sales allowance accrual – We have arrangements with many of our department and specialty store customers to support their sales of our products. We establish accruals which, based on a review of the individual customer arrangements and the expected performance of our products in their stores, we believe will be required to satisfy our obligations to them. It is possible that our estimates could vary from actual results, which would require adjustment to the allowance accruals.

Inventories – We state our inventories at the lower of cost or market. When market conditions indicate that inventories may need to be sold below cost, we write down our inventories to the estimated net realizable value. We believe that all inventory writedowns required at February 2, 2003 have been recorded. If market conditions were to change, it is possible that the required level of inventory reserves would need to be adjusted.

Income taxes – As of February 2, 2003, we have deferred tax assets totaling $51.4 million, of which $33.0 million relates to tax loss and credit carryforwards which begin to expire principally in 2010. Realization of these carryforwards is primarily dependent upon our achievement of future taxable income. Based on the extended expiration dates and projections of future taxable income, we have determined that realization of these assets is more likely than not. If future changes to market conditions require us to change our judgment as to realization, it is possible that material adjustments to deferred tax assets may be required.

Goodwill and other intangible assets – As discussed above and in the notes to our consolidated financial statements, in fiscal 2002 we adopted FASB Statement No. 142. This statement requires, among other things, that goodwill and other indefinitely lived intangible assets no longer be amortized, and instead be tested for impairment based on fair value. An impairment loss could have a material adverse impact on our financial condition and results of operations. Performance of the goodwill impairment tests requires significant judgments regarding the allocation of net assets to the reporting unit level, which is the level at which the impairment tests are required. The determination of whether an impairment exists also depends on, among other factors, the estimated fair value of the reporting units, which itself depends in part on market conditions.

Investment in Gant AB – As of February 2, 2003, other noncurrent assets included $13.4 million for an equity investment in Gant AB, which owns the Gant trademark. We evaluate annually whether the carrying amount of this investment is impaired based on the estimated fair market value of Gant AB.

Medical claims accrual – We self-insure a significant portion of our employee medical costs. Based on trends and the number of covered employees, we record estimates of medical claims which have been incurred but not paid. If actual medical claims varied significantly from these estimates, an adjustment to the medical claims accrual would be required.

Pension benefits – Included in the calculations of expense and liability for our pension plans are various assumptions, including return on assets, discount rate and future compensation increases. Based on these assumptions, and due in large part to the poor performance of U.S. equity markets in the past few years, we have certain unrecognized costs for our pension plans at February 2, 2003. Depending on future asset performance and discount rates, we could be required to amortize these costs in the future which could have a material effect on future pension expense. We are currently estimating that our fiscal 2003 pension expense will increase by approximately $5.0 million compared with fiscal 2002. We could be required to fund a significant portion of pension costs, beginning as early as fiscal 2004.

Consolidated Income Statements

(in thousands, except per share data)

	2002	2001	2000
Net sales	$ 1,394,212	$ 1,422,177	$ 1,447,934
Royalty and other revenues	10,761	9,715	7,614
Total revenues	1,404,973	1,431,892	1,455,548
Cost of goods sold	873,743	925,662	950,176
Gross profit	531,230	506,230	505,372
Selling, general and administrative expenses	462,195	465,091	434,835
Income before interest and taxes	69,035	41,139	70,537
Interest expense, net	22,729	24,451	22,322
Income before taxes	46,306	16,688	48,215
Income tax expense	15,869	6,008	18,115
Net income	$ 30,437	$ 10,680	$ 30,100
Basic net income per share	$ 1.10	$ 0.39	$ 1.10
Diluted net income per share	$ 1.08	$ 0.38	$ 1.10

See notes to consolidated financial statements.

Consolidated Balance Sheets

(in thousands, except share data)

	February 2, 2003	February 3, 2002
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 117,121	$ 43,579
Trade receivables, less allowances for doubtful accounts of $2,872 and $2,496	68,371	81,551
Inventories	230,971	233,704
Other, including deferred taxes of $19,404 and $19,656	34,664	46,466
Total Current Assets	451,127	405,300
Property, Plant and Equipment	142,635	135,817
Goodwill	94,742	94,742
Other Intangible Assets	18,233	18,233
Other Assets, including deferred taxes of $32,043 and $29,633	64,963	54,841
	$ 771,700	$ 708,933
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 40,638	$ 29,375
Accrued expenses	86,801	84,983
Total Current Liabilities	127,439	114,358
Long-Term Debt	249,012	248,935
Other Liabilities	123,022	79,913
Stockholders' Equity:		
Preferred stock, par value $100 per share; 150,000 shares authorized; no shares outstanding		
Common stock, par value $1 per share; 100,000,000 shares authorized; shares issued 27,812,954 and 27,646,172	27,813	27,646
Additional capital	123,645	121,659
Retained earnings	155,525	129,248
Accumulated other comprehensive loss	(34,370)	(12,500)
	272,613	266,053
Less: 28,581 and 24,627 shares of common stock held in treasury–at cost	(386)	(326)
Total Stockholders' Equity	272,227	265,727
	$ 771,700	$ 708,933

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)

	2002	2001	2000
OPERATING ACTIVITIES:			
Net income	$ 30,437	$ 10,680	$ 30,100
Adjustments to reconcile to net cash provided by operating activities:			
Depreciation and amortization	25,678	25,734	20,051
Deferred income taxes	13,594	4,756	9,885
Equity income	(828)	(486)	(864)
Changes in operating assets and liabilities:			
Receivables	13,180	17,888	(33,018)
Inventories	2,733	39,331	(10,173)
Accounts payable and accrued expenses	13,081	(23,737)	13,515
Prepaids and other-net	7,353	(10,513)	5,893
Net Cash Provided By Operating Activities	105,228	63,653	35,389
INVESTING ACTIVITIES:			
Property, plant and equipment acquired	(29,451)	(33,406)	(31,898)
Acquisition of net assets associated with Arrow and Kenneth Cole license agreements		(5,000)	(56,765)
Acquisition of worldwide rights to Van Heusen trademark		(600)	(18,100)
Net Cash Used By Investing Activities	(29,451)	(39,006)	(106,763)
FINANCING ACTIVITIES:			
Proceeds from revolving line of credit		58,300	50,290
Payments on revolving line of credit		(58,300)	(50,290)
Exercise of stock options	1,985	2,845	1,196
Acquisition of treasury shares	(60)		(326)
Cash dividends	(4,160)	(4,136)	(4,094)
Net Cash Used By Financing Activities	(2,235)	(1,291)	(3,224)
Increase (decrease) in cash	73,542	23,356	(74,598)
Cash at beginning of period	43,579	20,223	94,821
Cash at end of period	$ 117,121	$ 43,579	$ 20,223

See notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

(in thousands, except share data)

	Common Stock				Accumulated Other		
	Shares	$1 par Value	Additional Capital	Retained Earnings	Comprehensive Loss	Treasury Stock	Stockholders' Equity
January 30, 2000	27,289,869	$ 27,290	$ 117,697	$ 96,698			$ 241,685
Net income				30,100			30,100
Stock options exercised	138,239	138	1,058				1,196
Cash dividends				(4,094)			(4,094)
Acquisition of 24,627 treasury shares						$ (326)	(326)
February 4, 2001	27,428,108	27,428	118,755	122,704		(326)	268,561
Net income				10,680			10,680
Minimum pension liability, net of tax					$ (12,500)		(12,500)
Total comprehensive loss							(1,820)
Stock options exercised	218,064	218	2,627				2,845
Tax benefit from exercise of stock options			277				277
Cash dividends				(4,136)			(4,136)
February 3, 2002	27,646,172	27,646	121,659	129,248	(12,500)	(326)	265,727
Net income				30,437			30,437
Minimum pension liability, net of tax					(21,870)		(21,870)
Total comprehensive income							8,567
Stock options exercised	166,782	167	1,818				1,985
Tax benefit from exercise of stock options			168				168
Cash dividends				(4,160)			(4,160)
Acquisition of 3,954 treasury shares						(60)	(60)
February 2, 2003	27,812,954	$ 27,813	$ 123,645	$ 155,525	$ (34,370)	$ (386)	$ 272,227

See notes to consolidated financial statements.

(dollar amounts in thousands, except per share data)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The consolidated financial statements include the accounts of Phillips-Van Heusen Corporation and its subsidiaries, taken as a whole (the "Company"). Significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from the estimates.

Fiscal Year - Fiscal years are designated in the financial statements and notes by the calendar year in which the fiscal year commences. Results for 2002 represent the 52 weeks ended February 2, 2003. Results for 2001 represent the 52 weeks ended February 3, 2002. Results for 2000 represent the 53 weeks ended February 4, 2001.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Asset Impairments - The Company records impairment losses on long-lived assets (including goodwill and other indefinitely lived intangible assets) when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by the related assets are less than the carrying amounts of those assets.

Inventories - Inventories are stated at the lower of cost or market. Cost for certain apparel inventories of $121,129 (2002) and $105,768 (2001) is determined using the last-in, first-out method (LIFO). Cost for footwear and other apparel inventories is determined using the first-in, first-out method (FIFO).

Property, Plant and Equipment - Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the related assets on a straight-line basis. The range of useful lives is as follows: buildings and building improvements: 15-40 years; machinery, software and equipment: 3-10 years; furniture and fixtures: 7-10 years. Leasehold improvements are amortized using the straight-line method over the lesser of the term of the related lease or the estimated useful life of the asset. Major additions and betterments are capitalized, and repairs and maintenance are charged to operations in the period incurred.

Contributions from Landlords - The Company receives contributions from landlords primarily for opening retail stores which the Company leases from the landlords. Such amounts are amortized as a reduction of rent expense over the life of the related lease.

Fair Value of Financial Instruments - Using discounted cash flow analyses, the Company estimates that the fair value of all financial instruments approximates their carrying value, except as noted in the note entitled "Long-Term Debt."

Revenue Recognition - Sales are recognized upon shipment of products to customers since title passes upon shipment and, in the case of sales by our outlet stores, when goods are sold to consumers. Allowances for estimated returns and discounts are provided when sales are recorded. Royalty revenue is recognized when licensed products are sold by the Company's licensees. For licensees whose sales are not expected to exceed contractual sales minimums, royalty revenue is recognized based on contractual minimums.

Advertising - Advertising costs are expensed as incurred and totalled $33,544 (2002), $33,132 (2001) and $34,773 (2000).

Shipping and Handling Fees and Costs - Shipping and handling fees billed to customers are recorded as revenue. The costs associated with shipping goods to customers are recorded as cost of sales.

Reclassifications - For comparative purposes, certain prior period amounts have been reclassified to conform to the current period's presentation.

Stock-Based Compensation - The Company accounts for its stock options under the intrinsic value method of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure requirements of FASB Statement No. 123, "Accounting for Stock-Based Compensation," as amended by FASB Statement No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." Under APB Opinion No. 25, the Company does not recognize compensation expense because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No.123:

	2002	2001	2000
Net income - as reported	$ 30,437	$ 10,680	$ 30,100
Deduct: Stock-based employee compensation expense determined under fair value method, net of related tax effects	3,368	2,998	2,499
Net income - as adjusted	$ 27,069	$ 7,682	$ 27,601
Net income per share:			
Basic - as reported	$ 1.10	$ 0.39	$ 1.10
Diluted - as reported	$ 1.08	$ 0.38	$ 1.10
Basic - as adjusted	$ 0.98	$ 0.28	$ 1.01
Diluted - as adjusted	$ 0.97	$ 0.28	$ 1.01

The assumptions used to calculate the fair value of stock options at their grant dates are presented in the note entitled "Stockholder's Equity."

EARNINGS PER SHARE

The Company computed its basic and diluted earnings per share by dividing net income by:

	2002	2001	2000
Weighted Average Common Shares Outstanding for Basic Earnings Per Share	27,770,112	27,595,111	27,305,450
Impact of Dilutive Employee Stock Options	395,030	451,706	110,499
Total Shares for Diluted Earnings Per Share	28,165,142	28,046,817	27,415,949

INCOME TAXES

Income taxes consist of:

	2002	2001	2000
Federal:			
Current	$ 609		$ 7,200
Deferred	13,594	$ 4,284	8,324
State, foreign and local:			
Current	1,666	1,252	1,030
Deferred		472	1,561
	$ 15,869	$ 6,008	$ 18,115

The current Federal tax provision in 2002 and 2000 relates to estimated alternative minimum tax. Taxes paid were $1,197 (2002), $1,454 (2001) and $8,248 (2000).

The approximate tax effect of items giving rise to the deferred income tax asset recognized in the Company's balance sheets is as follows:

	2002	2001
Depreciation and amortization	$ (19,343)	$ (15,213)
Landlord contributions		791
Employee compensation and benefits	16,796	14,093
Tax loss and credit carryforwards	32,983	33,040
Minimum pension liability	21,000	7,700
Other-net	11	8,878
	$ 51,447	$ 49,289

A reconciliation of the statutory Federal income tax to the income tax expense is as follows:

	2002	2001	2000
Statutory 35% Federal tax	$ 16,207	$ 5,841	$ 16,875
State, foreign and local income taxes, net of Federal income tax benefit	1,082	1,019	1,415
Other-net	(1,420)	(852)	(175)
Income tax expense	$ 15,869	$ 6,008	$ 18,115

INVENTORIES

Inventories, comprised principally of finished goods, are stated at the lower of cost or market. Cost for certain apparel inventories is determined using the last-in, first-out method (LIFO). Cost for footwear and other apparel inventories is determined using the first-in, first-out method (FIFO). At February 2, 2003 and February 3, 2002, no LIFO reserve was recorded because LIFO cost approximates FIFO cost.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, at cost, are summarized as follows:

	2002	2001
Land	$ 1,139	$ 1,139
Buildings and building improvements	28,004	25,389
Machinery and equipment, furniture and fixtures and leasehold improvements	299,396	277,380
	328,539	303,908
Less: Accumulated depreciation and amortization	185,904	168,091
	$ 142,635	$ 135,817

LONG-TERM DEBT

Long-term debt is as follows:

	2002	2001
9½% senior subordinated notes due 2008	$ 149,521	$ 149,454
7¾% debentures due 2023	99,491	99,481
	$ 249,012	$ 248,935

The Company issued $100,000 of 7¾% debentures due 2023 on November 15, 1993 with a yield to maturity of 7.80%. Interest is payable semi-annually. Based on current market conditions, the Company estimates that the fair value of these debentures on February 2, 2003, using discounted cash flow analyses, was approximately $82,000. In connection with the debentures, the Company must maintain a certain level of stockholders' equity in order to make restricted payments, as defined in the indenture governing the debentures, including cash dividends.

The Company issued $150,000 of 9½% senior subordinated notes due 2008 on April 22, 1998 with a yield to maturity of 9.58%. Interest is payable semi-annually. Based on current market conditions, the Company estimates that the fair value of these notes on February 2, 2003, using discounted cash flow analyses, was approximately $153,200. In connection with the notes, the Company must maintain, among other things, a certain cash flow coverage ratio in order to make restricted payments, as defined in the indenture governing the notes, including cash dividends.

The Company has a secured revolving credit facility which provides for revolving credit borrowings as well as the issuance of letters of credit. The Company may, at its option, borrow and repay amounts up to a maximum of $325,000 under both the revolving credit borrowings and the issuance of letters of credit. Borrowing spreads and letters of credit fees are based on spreads above Eurodollar and other available interest rates, with the spreads changing based upon a pricing grid. For example, revolving credit spreads range from 175 to 275 basis points over Eurodollar loan rates, and 100 to 200 basis points on outstanding letters of credit. All outstanding borrowings and letters of credit under this credit facility are due October 17, 2007.

In connection with the revolving credit facility and the 7¾% debentures due 2023, substantially all of the Company's assets have been pledged as collateral.

The amount outstanding under the letter of credit facility as of February 2, 2003 was $143,015.

Interest paid was $23,782 (2002), $24,805 (2001) and $23,818 (2000).

There are no scheduled maturities of long-term debt until 2008.

STOCKHOLDERS' EQUITY

Preferred Stock Rights - On June 10, 1986, the Company's Board of Directors declared a distribution of one Right (the "Rights") to purchase Series A Cumulative Participating Preferred Stock, par value $100 per share, for each outstanding share of common stock. As a result of subsequent stock splits, each outstanding share of common stock now carries with it one-fifth of one Right.

Under certain circumstances, each Right will entitle the registered holder to acquire from the Company one one-hundredth (1/100) of a share of said Series A Preferred Stock at an exercise price of $100. The Rights will be exercisable, except in certain circumstances, commencing ten days following a public announcement that (i) a person or group has acquired or obtained the right to acquire 20% or more of the common stock, in a transaction not approved by the Board of Directors or (ii) a person or group has commenced or intends to commence a tender offer for 30% or more of the common stock (the "Distribution Date").

If the Company is the surviving corporation in a merger or other business combination then, under certain circumstances, each holder of a Right will have the right to receive upon exercise the number of shares of common stock having a market value equal to two times the exercise price of the Right.

In the event the Company is not the surviving corporation in a merger or other business combination, or more than 50% of the Company's assets or earning power is sold or transferred, each holder of a Right will have the right to receive upon exercise the number of shares of common stock of the acquiring company having a market value equal to two times the exercise price of the Right.

At any time prior to the close of business on the Distribution Date, the Company may redeem the Rights in whole, but not in part, at a price of $.05 per Right. The rights are currently scheduled to expire on June 16, 2006.

Stock Options - Under the Company's stock option plans, non-qualified and incentive stock options ("ISOs") may be granted. Options are granted with an exercise price equal to the closing price of the common stock on the trading date immediately preceding the date of grant. ISOs and non-qualified options granted have a ten-year duration. Depending upon which plan options have been granted under, options are cumulatively exercisable in either three installments commencing three years after the date of grant or in four installments commencing one year after the date of grant.

For purposes of the required disclosure requirements of FASB Statement No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," as illustrated in the Summary of Significant Accounting Policies, the Company estimated the fair value of stock options granted since 1995 at the date of grant using the Black-Scholes model. The estimated fair value of the options is then amortized to expense over the options' vesting period.

The following summarizes the assumptions used to estimate the fair value of stock options granted in each year:

	2002	2001	2000
Risk-free interest rate	4.75%	5.30%	6.52%
Expected option life	7 Years	7 Years	7 Years
Expected volatility	30.4%	30.7%	30.0%
Expected dividends per share	$ 0.15	$ 0.15	$ 0.15
Weighted average estimated fair value per share of options granted	$ 5.55	$ 5.17	$ 3.62

Other data with respect to stock options follows:

	Shares	Option Price Per Share			Weighted Average Price Per Share
Outstanding at January 30, 2000	3,568,447	$ 6.38	-	$ 31.63	$ 12.48
Granted	868,900	9.00	-	13.19	9.48
Exercised	138,239	6.38	-	10.25	8.65
Cancelled	282,105	7.31	-	14.75	12.14
Outstanding at February 4, 2001	4,017,003	6.81	-	31.63	11.99
Granted	921,600	9.65	-	17.40	13.43
Exercised	218,064	9.38	-	14.75	13.05
Cancelled	314,850	9.00	-	16.50	13.46
Outstanding at February 3, 2002	4,405,689	6.81	-	31.63	12.13
Granted	893,850	10.61	-	15.72	14.80
Exercised	166,782	7.50	-	14.75	11.90
Cancelled	267,132	9.38	-	22.38	12.33
Outstanding at February 2, 2003	4,865,625	$ 6.81	-	$ 31.63	$ 12.62

Of the outstanding options at February 2, 2003, 1,585,675 shares have an exercise price below $13.06, 2,470,410 shares have an exercise price from $13.06 to $14.75 and 809,540 shares have an exercise price above $14.75. The weighted average remaining contractual life for all options outstanding at February 2, 2003 is 6.6 years.

Of the outstanding options at February 2, 2003 and February 3, 2002, options covering 2,412,946 and 1,705,585 shares were exercisable at a weighted average price of $12.51 and $12.84, respectively. Stock options available for grant at February 2, 2003 and February 3, 2002 amounted to 1,007,257 and 1,686,792 shares, respectively.

LEASES

The Company leases retail stores, manufacturing facilities, warehouses, office space and equipment. The leases generally are renewable and provide for the payment of real estate taxes and certain other occupancy expenses. Retail store leases generally provide for the payment of percentage rentals based on store sales and other costs associated with the leased property.

At February 2, 2003, minimum annual rental commitments under non-cancellable operating leases, including leases for new retail stores which had not begun operating at February 2, 2003, are as follows:

2003	$ 59,894
2004	46,122
2005	30,581
2006	20,681
2007	14,234
Thereafter	37,777
Total minimum lease payments	$ 209,289

Rent expense is as follows:

	2002	2001	2000
Minimum	$ 65,843	$ 65,010	$ 60,919
Percentage and other	13,009	11,138	10,299
	$ 78,852	$ 76,148	$ 71,218

RETIREMENT AND BENEFIT PLANS

The Company has noncontributory, defined benefit pension plans covering substantially all U.S. employees meeting certain age and service requirements. For those vested (after five years of service), the plans provide monthly benefits upon retirement based on career compensation and years of credited service. It is the Company's policy to fund pension cost annually in an amount consistent with Federal law and regulations. The assets of the plans are principally invested in a mix of fixed income and equity investments.

The Company and its domestic subsidiaries also provide certain postretirement health care and life insurance benefits. Employees become eligible for these benefits if they reach retirement age while working for the Company. Retirees contribute to the cost of this plan, which is unfunded.

During 2002, the postretirement plan was amended to eliminate benefits for active participants who, as of January 1, 2003, had not attained age 55 and 10 years of service. This change reduced the benefit obligation by $9,297, which eliminated the unrecognized transition obligation and unrecognized prior service cost. A negative unrecognized prior service cost was established for the remainder.

Following is a reconciliation of the changes in the benefit obligation for each of the last two years:

	Pension Plans		Postretirement Plan	
	2002	2001	2002	2001
Beginning of year	$ 148,960	$ 135,167	$ 37,408	$ 35,490
Service cost	3,211	2,837	67	669
Interest cost	10,998	10,474	2,012	2,677
Benefit payments, net	(8,822)	(7,651)	(2,494)	(2,584)
Actuarial loss	18,587	4,115	7,974	1,156
Plan amendments		4,018	(9,297)	
End of year	$ 172,934	$ 148,960	$ 35,670	$ 37,408

Following is a reconciliation of the fair value of the assets held by the Company's pension plans for each of the last two years:

	2002	2001
Beginning of year	$ 123,187	$ 136,601
Actual return	(8,239)	(6,784)
Benefits paid	(8,822)	(7,651)
Company contributions	5,532	1,021
End of year	$ 111,658	$ 123,187

Net benefit cost recognized in each of the last three years is as follows:

	Pension Plans			Postretirement Plan		
	2002	2001	2000	2002	2001	2000
Service cost, including expenses	$ 3,371	$ 2,997	$ 2,369	$ 67	$ 669	$ 478
Interest cost	10,998	10,474	9,704	2,012	2,677	2,633
Amortization of net loss	161	112	(1,243)	388	339	163
Amortization of transition (asset) obligation	(21)	(40)	(46)		273	273
Expected return on plan assets	(12,393)	(11,949)	(12,628)			
Amortization of prior service cost	1,949	2,140	1,453	(444)	104	104
	$ 4,065	$ 3,734	$ (391)	$ 2,023	$ 4,062	$ 3,651

Following is a reconciliation of the benefit obligation at the end of each of the last two years to the amounts recognized on the balance sheet:

	Pension Plans		Postretirement Plan	
	2002	2001	2002	2001
Benefit obligation at year-end	$ 172,934	$ 148,960	$ 35,670	$ 37,408
Unrecognized prior service cost	(5,412)	(7,361)	5,323	(525)
Unrecognized losses	(65,567)	(29,004)	(15,651)	(8,073)
Unrecognized transition asset (obligation)		21		(3,005)
Minimum pension liability	55,370	20,200		
Plan assets at fair value	(111,658)	(123,187)		
Liability recognized on the balance sheet	$ 45,667	$ 9,629	$ 25,342	$ 25,805

Included in the above disclosures are certain pension plans with projected and accumulated benefit obligations in excess of plan assets of $20,777 and $15,190, respectively, as of February 3, 2002. As of February 2, 2003, all pension plans had projected and accumulated benefit obligations in excess of plan assets.

The health care cost trend rate assumed for 2003 is 10.5% and is assumed to decrease by 0.5% per year through 2014. Thereafter, the rate assumed is 5.0%. If the assumed health care cost trend rate increased or decreased by 1%, the aggregate effect on the service and interest cost components of the net postretirement benefit cost for 2002 and on the postretirement benefit obligation at February 2, 2003 would be as follows:

	1% Increase	1% Decrease
Impact on service and interest cost	$ 175	$ (156)
Impact on year-end benefit obligation	$ 3,389	$ (2,958)

Significant rate assumptions used in determining the benefit obligations at the end of each year and benefit cost in the following year, were as follows:

	2002	2001
Discount rate	6.75%	7.50%
Rate of increase in compensation levels (applies to pension plans only)	4.00%	4.00%
Long-term rate of return on assets	8.75%	9.00%

The Company has an unfunded supplemental defined benefit plan covering 23 current and retired executives under which the participants will receive a predetermined amount during the 10 years following the attainment of age 65, provided that prior to the termination of employment with the Company, the participant has been in the plan for at least 10 years and has attained age 55. At February 2, 2003 and February 3, 2002, $14,471 and $13,053, respectively, are included in other liabilities as the accrued cost of this plan.

The Company has a savings and retirement plan and a supplemental savings plan for the benefit of its eligible employees who elect to participate. The Company matches a portion of employee contributions to the plans. Matching contributions were $3,061 (2002), $3,082 (2001) and $2,608 (2000).

GOODWILL AND OTHER INTANGIBLE ASSETS

In 2002, the Company adopted FASB Statement No. 142, "Goodwill and Other Intangible Assets." This standard requires that goodwill and other indefinitely lived intangible assets not be amortized, but instead be tested for impairment. During 2002, the Company completed the required transitional impairment tests. No impairment resulted from these tests.

At the end of each of 2002 and 2001, accumulated amortization was $16,849 for goodwill and $467 for other intangible assets. No amortization for other intangible assets was recorded in 2002 due to the Company's determination that such assets are indefinitely lived.

If goodwill and other indefinitely lived intangible assets had not been amortized in 2001 and 2000, the Company's adjusted net income and earnings per share would have been as follows:

	2001			2000		
	Net Income	Basic Net Income Per Share	Diluted Net Income Per Share	Net Income	Basic Net Income Per Share	Diluted Net Income Per Share
As reported	$ 10,680	$ 0.39	$ 0.38	$ 30,100	$ 1.10	$ 1.10
Amortization of goodwill and other indefinitely lived intangible assets, net of tax	2,849	0.10	0.10	1,877	0.07	0.07
As adjusted	$ 13,529	$ 0.49	$ 0.48	$ 31,977	$ 1.17	$ 1.17

ACQUISITIONS

Effective February 2, 2001, the Company acquired from Coats Viyella plc the rights to the Van Heusen trademark in the parts of the world where the Company did not previously have such rights. The purchase price and related fees were $18,700. This amount was recorded in other intangible assets.

On July 24, 2000, the Company entered into a license to market dress shirts and sportswear under the Arrow brand and acquired the license to market dress shirts under the Kenneth Cole brand. These transactions were accounted for as an acquisition using the purchase method of accounting. In connection with these transactions, the Company acquired $61,765 of net assets (principally inventory), including $16,932 of goodwill.

RESTRUCTURING AND OTHER CHARGES

In the fourth quarter of 2001, the Company recorded restructuring and other charges of $21,000 related to streamlining certain corporate and divisional operations, exiting three dress shirt manufacturing facilities and liquidating related dress shirt inventories.

The cost components of the charges are as follows:

Termination benefits for approximately 1,200 employees	$ 8,900
Inventory liquidations included in cost of goods sold	5,400
Lease terminations and other exit obligations	5,200
Asset write-offs	1,500
	$ 21,000

Other than inventory liquidations which were charged to cost of goods sold, all of the charges were included in selling, general and administrative expenses.

During 2001, the Company charged approximately $9,900 to this reserve, of which $5,400 related to inventory liquidations, leaving $11,100 in this reserve at February 3, 2002.

During 2002, the Company charged approximately $7,900 to this reserve, leaving $3,200 in this reserve at February 2, 2003. The actions related to these charges have been substantially completed by the Company; however, due to the extended terms of certain lease and employee termination contractual obligations associated with these actions, costs continue to be charged to this reserve.

SEGMENT DATA

The Company manages and analyzes its operating results by its two vertically integrated business segments: (i) Apparel and (ii) Footwear and Related Products. In identifying its reportable segments, the Company evaluated its operating divisions and product offerings. The Company aggregates the results of its apparel divisions into the Apparel segment. This segment derives revenues from marketing dress shirts and sportswear, principally under the brand names Van Heusen, Izod, Geoffrey Beene, DKNY, Arrow, Kenneth Cole New York, Reaction by Kenneth Cole and cK Calvin Klein. cK Calvin Klein products included in the Apparel segment consist of dress shirts marketed under a license agreement which existed prior to the Company's acquisition of Calvin Klein, Inc. and certain affiliated companies on February 12, 2003, as explained in the note entitled "Subsequent Event." The Company's footwear business has been identified as the Footwear and Related Products segment. This segment derives revenues from marketing casual footwear, apparel and accessories principally under the Bass/G.H. Bass & Co. brand name. Sales for both segments occur principally in the United States.

	2002	2001	2000
Revenues			
Apparel	$ 1,042,855	$ 1,061,412	$ 1,071,029
Footwear and Related Products	362,118	370,480	384,519
Total Revenues	$ 1,404,973	$ 1,431,892	$ 1,455,548
Operating Income			
Apparel[1]	$ 73,307	$ 44,990	$ 74,935
Footwear and Related Products[1]	21,207	19,525	17,753
Total Operating Income[1]	94,514	64,515	92,688
Corporate Expenses	25,479	23,376	22,151
Interest Expense, net	22,729	24,451	22,322
Income Before Taxes	$ 46,306	$ 16,688	$ 48,215
Identifiable Assets			
Apparel	$ 362,208	$ 376,747	$ 430,868
Footwear and Related Products	112,614	121,734	122,180
Corporate	296,878	210,452	171,316
	$ 771,700	$ 708,933	$ 724,364
Depreciation and Amortization			
Apparel	$ 16,046	$ 18,034	$ 13,258
Footwear and Related Products	6,707	6,049	5,370
Corporate	2,925	1,651	1,423
	$ 25,678	$ 25,734	$ 20,051
Identifiable Capital Expenditures			
Apparel	$ 17,126	$ 21,122	$ 20,041
Footwear and Related Products	9,393	9,416	10,147
Corporate	2,932	2,868	1,710
	$ 29,451	$ 33,406	$ 31,898

[1] Operating income in 2001 includes $21,000 of restructuring and other charges, of which $19,000 relates to the Apparel segment and $2,000 relates to the Footwear and Related Products segment.

OTHER COMMENTS

The Company has a minority interest in Gant Company AB. The Company uses the equity method to account for this investment. As of February 2, 2003, this investment has a carrying amount of approximately $13,400.

The Company has guaranteed the payment of certain raw material purchases by Productos Textiles, S.A. de C.V. from three suppliers of Productos Textiles, S.A. de C.V. Productos Textiles, S.A. de C.V. is a supplier of the Company. The maximum amount guaranteed under all three contracts is $4,500. The guarantees expire on January 31, 2005.

One of the Company's directors, Mr. Harry N.S. Lee, is a director of TAL Apparel Limited, an apparel manufacturer and exporter based in Hong Kong. During 2002, 2001 and 2000, the Company purchased approximately $14,390, $2,681 and $2,834, respectively, of products from TAL Apparel Limited and certain related companies.

The Company is a party to certain litigation which, in management's judgement based in part on the opinions of legal counsel, will not have a material adverse effect on the Company's financial position.

During each of 2002, 2001 and 2000, the Company paid four $0.0375 per share cash dividends on its common stock.

SUBSEQUENT EVENT (UNAUDITED)

On February 12, 2003, the Company purchased all of the issued and outstanding stock of Calvin Klein, Inc. and certain affiliated companies for $400,000 in cash and 2,535,926 shares of the Company's common stock, valued at $30,000. The purchase price is subject to adjustment based upon the closing date value of the acquired entities. The purchase price also included, in consideration of Mr. Klein's sale to the Company of all of his rights under a design services letter agreement with Calvin Klein, Inc., a nine-year warrant in favor of Mr. Klein to purchase 320,000 shares of the Company's common stock at $28.00 per share, which the Company has valued at $637 based on the Black-Scholes model, and contingent purchase price payments for 15 years based on a percentage of total worldwide net sales of products bearing any of the Calvin Klein brands. Such contingent purchase price payments will be charged to goodwill and intangible assets. On February 20, 2003, pursuant to the stock purchase agreement, the Company paid an additional $8,000 in net cash (consisting of a $13,000 cash payment, net of $5,000 cash acquired) to the selling stockholders of the acquired entities based upon an estimate of the closing date net book value of the acquired entities.

In connection with the acquisition, the Company issued to affiliates of Apax Managers, Inc. and Apax Partners Europe Managers Limited (collectively, "Apax") $250,000 of Series B convertible preferred stock with a conversion price of $14.00 per share and a dividend rate of 8% per annum, payable quarterly, in cash. If the Company elects not to pay a cash dividend for any quarter, then the Series B convertible preferred stock will be treated for purposes of the payment of future dividends and upon conversion, redemption or liquidation as if an in-kind dividend had been paid. Conversion may occur any time at Apax's option. Conversion may occur at the Company's option on or after February 12, 2007, if the market value of the Company's common stock trades equals or exceeds 225% of the conversion price then in effect for 60 consecutive days. Apax can require the Company to redeem for cash all of the then outstanding shares of Series B convertible preferred stock on or after the later of (i) six months after the maturity of indebtedness incurred by the Company to refinance the loan described in the next paragraph and (ii) November 1, 2008.

Also in connection with the acquisition, Apax entered into a $125,000 loan agreement with the Company. The term is two years but is extendable for an additional two years at Apax's option. The Company borrowed $100,000 in connection with the closing of the Calvin Klein acquisition and borrowed the remaining $25,000 on March 14, 2003. The loan is secured and bears interest at a rate of 10% per annum for the first year and at 15% per annum for the second year and any renewal period. The Company would be obligated to pay an extension fee if the loan is not repaid within the first year and an additional fee if it is extended beyond the second year. It is the Company's intention to refinance this loan in 2003.

If the acquisition had occurred on the first day of fiscal 2002 instead of on February 12, 2003, the Company's proforma consolidated results of operations for the year ended February 2, 2003 would have been:

Total revenues	$ 1,576,965
Net income	37,959
Basic net income per common share	0.59
Diluted net income per common share	0.58

The Company is in the process of finalizing the estimate of the fair values of the assets acquired and liabilities assumed at the date of acquisition.

Selected Quarterly Financial Data Unaudited

(In thousands, except per share data)

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter	
	2002	2001	2002	2001	2002	2001	2002	2001[1]
Total revenues	$ 349,421	$ 366,923	$ 331,192	$ 334,378	$ 409,103	$ 405,002	$ 315,257	$ 325,589
Gross profit	118,880	121,708	129,660	119,784	150,500	143,754	132,190	120,984
Net income (loss)	(831)	564	7,853	6,974	17,689	12,607	5,726	(9,465)
Basic net income (loss) per share	(0.03)	0.02	0.28	0.25	0.64	0.46	0.21	(0.34)
Diluted net income (loss) per share	(0.03)	0.02	0.28	0.25	0.63	0.45	0.20	(0.34)
Price range of common stock per share								
High	16.00	17.00	16.46	18.74	14.20	14.87	14.20	13.00
Low	10.35	12.70	11.00	11.70	10.80	8.32	11.22	8.45

[1] The fourth quarter of 2001 includes restructuring and other charges of $21,000, or $13,440 net of tax.

Report of Ernst & Young LLP, Independent Auditors

TO THE STOCKHOLDERS AND THE BOARD OF DIRECTORS
PHILLIPS-VAN HEUSEN CORPORATION

We have audited the accompanying consolidated balance sheets of Phillips-Van Heusen Corporation and subsidiaries as of February 2, 2003 and February 3, 2002, and the related consolidated income statements, changes in stockholders' equity, and cash flows for each of the three years in the period ended February 2, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Phillips-Van Heusen Corporation and subsidiaries at February 2, 2003 and February 3, 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended February 2, 2003 in conformity with accounting principles generally accepted in the United States.

As described in the note entitled "Goodwill and Other Intangible Assets," the Company adopted FASB Statement No. 142, "Goodwill and Other Intangible Assets," effective February 4, 2002.

Ernst & Young LLP

New York, New York
March 3, 2003

Management's Report on Responsibility for Financial Reporting

Management of the Company has the responsibility for preparing the accompanying financial statements and for their integrity and objectivity. The statements have been prepared by management in conformity with accounting principles generally accepted in the United States. The financial statements include some amounts that are based on management's best estimates and judgments. Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the financial statements.

The Company maintains a system of internal accounting controls designed to provide management with reasonable assurance that transactions are executed in accordance with management's authorization and recorded properly. The concept of reasonable assurance is based on the recognition that the cost of a system of internal accounting control should not exceed the benefits derived and that the evaluation of those factors requires estimates and judgments by management. Further, because of inherent limitations in any system of internal control, errors or irregularities may occur and not be detected. Nevertheless, management believes that a high level of internal accounting control is maintained by the Company through the selection and training of qualified personnel, the establishment and communication of accounting and business policies, and its internal audit program.

The Audit Committee of the Board of Directors, composed solely of outside directors, meets periodically with management and the Company's internal auditors and independent auditors to review matters relating to the quality of financial reporting and internal accounting control and the nature, extent and results of their audits. The Company's internal auditors and independent auditors have complete access to the Audit Committee.

Bruce J. Klatsky
Chairman and
Chief Executive Officer

Emanuel Chirico
Executive Vice President and
Chief Financial Officer

Ten Year Financial Summary

(In thousands, except per share data, percents and ratios)

	2002	2001[1]	2000[2]	1999
SUMMARY OF OPERATIONS				
Revenues				
Apparel	$ 1,042,855	$ 1,061,412	$ 1,071,029	$ 885,792
Footwear and Related Products	362,118	370,480	384,519	385,698
	1,404,973	1,431,892	1,455,548	1,271,490
Cost of goods sold and expenses	1,335,938	1,390,753	1,385,011	1,223,180
Income (loss) before interest and taxes	69,035	41,139	70,537	48,310
Interest expense, net	22,729	24,451	22,322	22,430
Income tax expense (benefit)	15,869	6,008	18,115	9,007
Net income (loss)	$ 30,437	$ 10,680	$ 30,100	$ 16,873
PER SHARE STATISTICS				
Basic Earnings Per Share	$ 1.10	$ 0.39	$ 1.10	$ 0.62
Diluted Earnings Per Share	1.08	0.38	1.10	0.62
Dividends paid per share	0.15	0.15	0.15	0.15
Stockholders' equity per share	9.80	9.62	9.80	8.86
FINANCIAL POSITION				
Current assets	$ 451,127	$ 405,300	$ 436,381	$ 425,970
Current liabilities	127,439	114,358	138,095	124,580
Working capital	323,688	290,942	298,286	301,390
Total assets	771,700	708,933	724,364	673,748
Long-term debt	249,012	248,935	248,851	248,784
Stockholders' equity	272,227	265,727	268,561	241,685
OTHER STATISTICS				
Total debt to total capital [6]	47.8%	48.4%	48.1%	50.7%
Net debt to net capital [7]	32.6%	43.6%	46.0%	38.9%
Current ratio	3.5	3.5	3.2	3.4
Average shares outstanding	27,770	27,595	27,305	27,289

[1] 2001 includes pre-tax charges of $21,000 for restructuring and other expenses.
[2] 2000 and 1996 include 53 weeks of operations.
[3] 1997 includes pre-tax charges of $132,700 for restructuring and other expenses.
[4] 1995 includes pre-tax charges of $27,000 for restructuring and other expenses.
[5] 1994 includes pre-tax charges of $7,000 for restructuring and other expenses.
[6] Total capital equals interest-bearing debt and stockholders' equity.
[7] Net debt and net capital are total debt and total capital reduced by cash.

1998	1997[3]	1996[2]	1995[4]	1994[5]	1993
$ 896,863	$ 911,047	$ 897,370	$ 1,006,701	$ 812,993	$ 757,452
406,222	438,960	462,223	457,427	442,473	394,942
1,303,085	1,350,007	1,359,593	1,464,128	1,255,466	1,152,394
1,259,600	1,437,160	1,311,855	1,443,555	1,205,764	1,072,083
43,485	(87,153)	47,738	20,573	49,702	80,311
27,743	20,672	23,164	23,199	12,793	35,098
3,915	(41,246)	6,044	(2,920)	6,894	13,355
$ 11,827	$ (66,579)	$ 18,530	$ 294	$ 30,015	$ 31,858
$ 0.43	$ (2.46)	$ 0.69	$ 0.01	$ 1.13	$ 1.22
0.43	(2.46)	0.68	0.01	1.11	1.18
0.15	0.15	0.15	0.15	0.15	0.15
8.39	8.11	10.73	10.20	10.35	9.33
$ 368,017	$ 385,018	$ 362,958	$ 444,664	$ 429,670	$ 418,702
132,686	133,335	122,266	183,126	114,033	109,156
235,331	251,683	240,692	261,538	315,637	309,546
674,313	660,459	657,436	749,055	596,284	554,771
248,723	241,004	189,398	229,548	169,679	169,934
228,888	220,305	290,158	275,292	275,460	246,799
54.0%	53.0%	43.1%	52.3%	38.2%	40.8%
53.0%	51.8%	41.7%	50.8%	24.5%	29.3%
2.8	2.9	3.0	2.4	3.8	3.8
27,218	27,108	27,004	26,726	26,563	26,142

Directors

*Bruce J. Klatsky**
Chairman and Chief Executive Officer of the Company
Director since 1985

*Mark Weber**
President and Chief Operating Officer of the Company
Director since 1998

Edward H. Cohen, ***
Counsel, Katten Muchin Zavis Rosenman, a law firm; Director, Franklin Electronic Publishers, Inc., Gilman & Ciocia, Inc., Levcor International, Inc. and Merrimac Industries, Inc.
Director since 1987

Joseph B. Fuller
Chief Executive Officer, Monitor Company, a management consulting firm; Director, Merrimac Industries, Inc.
Director since 1991

*Joel H. Goldberg*****
President, Career Consultants, Inc., an organizational consulting firm; Director, Hampshire Group, Limited and Merrimac Industries, Inc.
Director since 1997

*Marc Grosman****, *****
Chief Executive Officer, Marc Laurent SA, a European menswear retailer d/b/a CELIO; Director, Aigle SA
Director since 1997

*Dennis F. Hightower***, ***, *****
Retired Business Executive;
Director, The Gillette Company, Northwest Airlines Corporation, PanAmSat Corporation and The TJX Companies, Inc.
Director since 1997

David Landau, ***, *****
Vice President and Partner, Apax Partners, a private equity investment firm
Director since 2003

Harry N.S. Lee
Managing Director, TAL Apparel Limited, an apparel manufacturer and exporter based in Hong Kong
Director since 1995

*Bruce Maggin***
Principal, the H.A.M. Media Group, LLC, a media investment company; Director, Avalon Digital Marketing Systems, Inc. and Central European Media Enterprises Ltd.
Director since 1987

*Henry Nasella***
Venture Partner, Apax Partners, a private equity investment firm
Director since 2003

Christian J. Näther
Partner, Apax Partners, a private equity investment firm
Director since 2003

*Peter J. Solomon****, *****
Chairman, Peter J. Solomon, L.P., an investment bank; Director, BKF Capital Group, Inc., Monro Muffler Brake, Inc. and Office Depot, Inc.
Director since 1987

* Member, Executive Committee
** Member, Audit Committee
*** Member, Compensation Committee
**** Member, Nominating Committee

Directors Emeritus

Estelle Ellis
Ellis E. Meredith
Steven L. Osterweis
William S. Scolnick

Corporate Officers and Senior Executives

CORPORATE OFFICERS

Bruce J. Klatsky
Chairman and Chief Executive Officer

Mark Weber
President and Chief Operating Officer

Emanuel Chirico
Executive Vice President and Chief Financial Officer

Allen E. Sirkin
Vice Chairman-Dress Shirts

Francis K. Duane
Vice Chairman-Sportswear

Diane Sullivan
Vice Chairman-Footwear

Michael Zaccaro
Vice Chairman-Apparel Retail

Vincent A. Russo
Vice President and Controller

Mark D. Fischer
Vice President, General Counsel and Secretary

Pamela N. Hootkin
Vice President, Treasurer and Investor Relations

Eugene O. Kessler
Vice President, Human Resources

The 2003 Annual Meeting of Stockholders of Phillips-Van Heusen Corporation will be held at The Graduate Center - City University of New York, 365 Fifth Avenue, Elebash Recital Hall, First Floor, New York, New York on Tuesday, June 10, 2003 at 10:00 a.m.

SENIOR EXECUTIVES

Calvin Klein
Tom Murry
President and Chief Operating Officer

Kim Vernon
Senior Vice President-Global Advertising and Communications

Pamela Bradford
Senior Vice President, General Counsel

PVH Dress Shirt Group
Ellen Constantinides
President and Chief Operating Officer

Albert V. Moretti
President-Designer Group

Lee H. Terrill
President-Van Heusen & Arrow

PVH Sportswear Group
Malcolm Robinson
President

G.H. Bass Retail
Scott H. Orenstein
President

Calvin Klein Retail
John Walsh
President

Geoffrey Beene Retail
Margaret P. Lachance
President

Izod Retail
Donna Patrick
Senior Vice President and General Merchandise Manager

Van Heusen Retail
Steven B. Shiffman
President

PVH Logistics
Arthur R. Heffner
Group Executive Vice President Logistics Services

Jon D. Peters
Group Executive Vice President Chief Information Officer

Theodore Sattler
Group Executive Vice President Foreign Operations

Michael Shaffer
Senior Vice President Retail Operations

STOCK EXCHANGE

The Company's common stock is listed on the New York Stock Exchange. The New York Stock Exchange symbol is PVH. Options on the Company's common stock are traded on the Chicago Board Options Exchange.

COMMON STOCK TRANSFER AGENT AND REGISTRAR

The Bank of New York
1-800-524-4458

Address Stockholders Inquiries to:
Shareholder Relations
P.O. Box 11258
Church Street Station
New York, NY 10286

E-Mail Address:
Shareowner-svcs@bankofny.com
The Bank of New York's Stock Transfer Web Site: http://stockbny.com

Send Certificates for Transfer and Address Changes to:
Receive and Deliver Department-11W
P.O. Box 11002
Church Street Station
New York, NY 10286

As of April 15, 2003 there were 1,093 holders of record of the Company's common stock.

EMPLOYEES

The Company has approximately 9,400 employees.

CORPORATE WEB SITE

www.pvh.com

BRAND WEB SITES

www.ghbass.com
www.izod.com
www.vanheusen.com

OTHER INFORMATION

The Company's 10-K for the year ended February 2, 2003, as filed with the Securities and Exchange Commission, is available to Stockholders.

The Company's quarterly earnings releases are posted on the Company's corporate web site. Requests for copies of the 10-K and quarterly earnings releases can be made on the Company's corporate web site or can be directed to the attention of the Treasurer at the Company's principal office:

Phillips-Van Heusen Corporation
200 Madison Avenue, New York, NY 10016-3903 (212) 381-3500

PHILLIPS-VAN HEUSEN CORPORATION
200 MADISON AVENUE, NEW YORK, NEW YORK 10016